UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Financial Information Jan-Mar/2021 —

1

B3: PETR3 (ON) | PETR4 (PN)

NYSE: PBR (ON) | PBRA (PN)

www.petrobras.com.br/ir

petroinvest@petrobras.com.br

+ 55 21 3224-1510

Disclaimer

This presentation contains some financial indicators that are not recognized by GAAP or the IFRS. The indicators presented herein do not have standardized meanings and may not be comparable to indicators with a similar description used by others. We provide these indicators because we use them as measures of company performance and liquidity; they should not be considered in isolation or as a substitute for other financial metrics that have been disclosed in accordance with IFRS. See definitions of EBITDA, Adjusted EBITDA, LTM Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Cash and Cash Equivalents, Net Debt, Gross Debt, Free Cash Flow, Leverage in the Glossary and their reconciliations in sections Liquidity and Capital Resources, Reconciliation of LTM Adjusted EBITDA, Gross Debt/LTM Adjusted EBITDA and Net Debt/LTM Adjusted EBITDA metrics and Consolidated Debt.

2

TABLE OF CONTENTS

CONSOLIDATED RESULTS
Key Financial Information	4
Sales Revenues	4
Cost of Sales	5
Income (Expenses)	5
Net finance income (expense)	6
Income tax expenses	6
Net Income attributable to shareholders of Petrobras	6

CAPITAL EXPENDITURES (CAPEX)	7

LIQUIDITY AND CAPITAL RESOURCES	8

CONSOLIDATED DEBT	10
RECONCILIATION OF LTM ADJUSTED EBITDA, GROSS DEBT/ LTM ADJUSTED EBITDA AND NET DEBT/LTM ADJUSTED EBITDA METRICS
Adjusted EBITDA	10
LTM Adjusted EBITDA	11
Gross Debt/LTM Adjusted EBITDA and Net Debt/LTM Adjusted EBITDA Metrics	12

RESULTS BY OPERATING BUSINESS SEGMENTS
Exploration and Production (E&P)	13
Refining, Transportation and Marketing	14
Gas and Power	15

GLOSSARY	16
3

CONSOLIDATED RESULTS

The main functional currency of the Petrobras Group is the Brazilian real, which is the functional currency of the parent company and its Brazilian subsidiaries. As the presentation currency of the Petrobras Group is the U.S. dollar, the results of operations in Brazilian reais are translated into U.S. dollars using the average exchange rates prevailing during the period.

Key Financial Information

US$ million	Jan-Mar/2021	Jan-Mar/2020	Change (%)
Sales revenues	15,698	17,143	(8.4)
Cost of Sales	(7,691)	(9,879)	(22.1)
Gross profit	8,007	7,264	10.2
Income (expenses)	(2,032)	(15,691)	(87.0)
Consolidated net income (loss) attributable to the shareholders of Petrobras	180	(9,715)	-
Net cash provided by operating activities	7,244	7,777	(6.9)
Adjusted EBITDA	8,906	8,581	3.8
Average Brent crude (US$/bbl)	60.90	50.26	21.2
Average Crude Oil sales price (US$/bbl)	57.32	49.96	14.7
Average Domestic basic oil products price (US$/bbl)	63.82	65.06	(1.9)

US$ million	03.31.2021	12.31.2020	Change (%)
Gross debt	70,966	75,538	(6.1)
Net debt	58,424	63,168	(7.5)
Gross Debt/LTM Adjusted EBITDA ratio	2.47	2.66	(7.1)
Net Debt/LTM Adjusted EBITDA ratio	2.03	2.22	(8.6)

Sales Revenues

US$ million	Jan-Mar/2021	Jan-Mar/2020	Change (%)
Diesel	4,578	4,086	12.0
Gasoline	2,022	1,899	6.5
Liquefied petroleum gas (LPG)	916	902	1.6
Jet fuel	426	850	(49.9)
Naphtha	331	672	(50.7)
Fuel oil (including bunker fuel)	335	266	25.9
Other oil by-products	878	692	26.9
Subtotal Oil By-Products	9,486	9,367	1.3
Natural gas	1,037	1,211	(14.4)
Renewables and nitrogen products	13	26	(50.0)
Revenues from non-exercised rights	67	91	(26.4)
Electricity	543	292	86.0
Services, agency and others	214	159	34.6
Total domestic market	11,360	11,146	1.9
Exports	4,137	5,620	(26.4)
Crude oil	2,801	4,335	(35.4)
Fuel oil (including bunker fuel)	1,201	1,048	14.6
Other oil by-products and other products	135	237	(43.0)
Sales abroad *	201	377	(46.7)
Total foreign market	4,338	5,997	(27.7)
Total	15,698	17,143	(8.4)
* Sales revenues from operations outside of Brazil, including trading and excluding exports.

4

Sales revenues were US$ 15,698 million for the period Jan-Mar/2021, an 8.4% decrease (US$ 1,445 million) when compared to US$ 17,143 million for the period Jan-Mar/2020, mainly due to:

(i)	Decrease in crude oil export revenues (US$ 1,534 million), despite the recovery of 21% in Brent prices, due to the 37% drop in volumes; and
(ii)	Growth in oil products revenues (US$ 119 million) due to the 21% increase in Brent prices and higher volumes of diesel and fuel oil sold. These effects were partially offset by lower margins on diesel and jet fuel, primarily due to the Covid-19 pandemic.

Cost of Sales

US$ million	Jan-Mar/2021	Jan-Mar/2020	Change (%)
Raw material, products for resale, materials and third-party services *	(2,660)	(4,438)	(40.1)
Depreciation, depletion and amortization	(2,239)	(2,895)	(22.7)
Production taxes	(2,354)	(1,846)	27.5
Employee compensation	(438)	(700)	(37.4)
Total	(7,691)	(9,879)	(22.1)

* It includes short-term leases and inventory turnover.

Cost of sales was US$ 7,691 million for the period Jan-Mar/2021, a 22.1% decrease (US$ 2,188 million) when compared to US$ 9,879 million for the period Jan-Mar/2020, mainly due to:

•	lower oil production costs and lower sales volumes of exported oil; and
•	higher production taxes due to higher Brent prices partially offset by lower sales volumes of exported oil.

Income (Expenses)

US$ million	Jan-Mar/2021	Jan-Mar/2020	Change (%)
Selling expenses	(948)	(1,335)	(29.0)
General and administrative expenses	(273)	(411)	(33.6)
Exploration costs	(214)	(104)	105.8
Research and development expenses	(117)	(95)	23.2
Other taxes	(106)	(118)	(10.2)
Impairment of assets	(90)	(13,371)	(99.3)
Other income and expenses, net	(284)	(257)	10.5
Total	(2,032)	(15,691)	(87.0)

Selling expenses were US$ 948 million for the period Jan-Mar/2021, a 29% decrease (US$ 387 million) compared to US$ 1,335 million for the period Jan-Mar/2020, in line with the decrease in sales volumes of exported crude oil and lower shipping costs.

General and administrative expenses were US$ 273 million for the period Jan-Mar/2021, a 33.6% decrease (US$ 138 million) compared to US$ 411 million for the period Jan-Mar/2020, mainly due to the depreciation of Brazilian reais against the US dollars, lower employee expenses due to reduction of headcount and lower expenses with consulting services.

Impairment expenses of US$ 90 million for the period Jan-Mar/2021 represent a 99.3% decrease (US$ 13,281 million) over the US$ 13,371 million for the period Jan-Mar/2020, mainly due to revision in the Brent price assumptions occurred in period Jan-Mar/2020 at the outbreak of the Covid-19 pandemic.

5

Net finance income (expense)

US$ million	Jan-Mar/2021	Jan-Mar/2020	Change (%)
Finance income	122	174	(29.9)
Income from investments and marketable securities (Government Bonds)	29	67	(56.7)
Other income, net	93	107	(13.1)
Finance expenses	(1,208)	(1,622)	(25.5)
Interest on finance debt	(752)	(1,008)	(25.4)
Unwinding of discount on lease liabilities	(295)	(342)	(13.7)
Discount and premium on repurchase of debt securities	(183)	(260)	(29.6)
Capitalized borrowing costs	212	279	(24.0)
Unwinding of discount on the provision for decommissioning costs	(189)	(192)	(1.6)
Other finance expenses and income, net	(1)	(99)	(99.0)
Foreign exchange gains (losses) and indexation charges	(4,553)	(3,103)	46.7
Foreign exchange gains (losses)	(3,442)	(1,767)	94.8
Reclassification of hedge accounting to the Statement of Income	(1,113)	(1,400)	(20.5)
Other foreign exchange gains (losses) and indexation charges, net	2	64	(96.9)
Total	(5,639)	(4,551)	23.9

Net finance expenses were US$ 5,639 million for the period Jan-Mar/2021, a 23.9% increase (US$ 1,088 million) compared to the expense of US$ 4,551 million for the period Jan-Mar/2020, due to an increase in foreign exchange losses mainly due to depreciation of the Brazilian real over the US dollar (US$ 1,675 million increase), offset by the lower interest on lower amounts of debt (US$ 256 million decrease) and lower premium on repurchase of debt securities (US$ 77 million decrease).

Income tax expenses

Income tax presented a US$ 319 million expense for the period Jan-Mar/2021, a US$ 3,619 million increase compared to a US$ 3,300 million net benefit for the period Jan-Mar/2020, mainly due to the net income before income taxes in the period Jan-Mar/2021 compared to the loss before income taxes in the comparative period.

Net Income (loss) attributable to shareholders of Petrobras

Net income (loss) attributable to shareholders of Petrobras presented a US$ 180 million income for the period Jan-Mar/2021, a US$ 9,535 million increase compared to a US$ 9,715 million loss for the period Jan-Mar/2020, mainly due to the impairment losses recognized in Jan-Mar/2020.

6

CAPITAL EXPENDITURES (CAPEX)

Capital expenditures, or CAPEX, based on the cost assumptions and financial methodology adopted in our strategic plans, which includes acquisition of intangible assets and property, plant and equipment, investment in investees and other items that do not necessarily qualify as cash flows used in investing activities, comprising geological and geophysical expenses, research and development expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress.

CAPEX (US$ million)	Jan-Mar/2021	Jan-Mar/2020	Change (%)
Exploration and Production	1,626	2,139	(24.0)
Refining, Transportation & Marketing	193	171	12.9
Gas and Power	63	86	(26.7)
Corporate and other businesses	32	37	(13.5)
Total	1,913	2,433	(21.3)

We invested a total of US$ 1,913 million in the period Jan-Mar/2021, of which 85.0% was in E&P business, a 21.3% decrease when compared to our Capital Expenditures of US$ 2,433 million in the period Jan-Mar/2020. In line with our Strategic Plan, our Capital Expenditures were primarily directed toward investment projects in which Management believes are most profitable, relating to oil and gas production.

In Jan-Mar/2021, investments in the E&P segment totaled US$ 1.6 billion, mainly concentrated on: (i) the development of ultra-deep water production in the Santos Basin pre-salt complex (US$ 1.0 billion); (ii) development of new projects in deep water (US$ 0.1 billion); and (iii) exploratory investments (US$ 0.1 billion).

7

LIQUIDITY AND CAPITAL RESOURCES

US$ million	Jan-Mar/2021	Jan-Mar/2020
Adjusted cash and cash equivalents at the beginning of period	12,384	8,265
Government bonds and time deposits with maturities of more than 3 months at the beginning of period *	(659)	(888)
Cash and cash equivalents at the beginning of period	11,725	7,377
Net cash provided by operating activities	7,244	7,777
Net cash used in investing activities	(1,359)	(1,481)
Acquisition of PP&E and intangibles assets	(1,650)	(1,869)
Investments in investes	(2)	3
Proceeds from disposal of assets – (Divestments)	201	281
Dividends received	67	44
Divestment (Investment) in marketable securities	25	60
(=) Net cash provided by operating and investing activities	5,885	6,296
Net cash provided by (used) in financing activities	(5,574)	2,132
Net financings	(4,088)	4,702
Proceeds from financing	54	10,173
Repayments	(4,142)	(5,471)
Repayment of lease liability	(1,467)	(1,523)
Dividends paid to shareholders of Petrobras	−	(1,020)
Dividends paid to non-controlling interest	−	(8)
Investments by non-controlling interest	(19)	(19)
Effect of exchange rate changes on cash and cash equivalents	(72)	(337)
Cash and cash equivalents at the end of period	11,964	15,468
Government bonds and time deposits with maturities of more than 3 months at the end of period *	579	644
Adjusted cash and cash equivalents at the end of period	12,543	16,112

Reconciliation of Free Cash Flow
Net cash provided by operating activities	7,244	7,777
Acquisition of PP&E and intangibles assets	(1,650)	(1,869)
Investments in investees **	(2)	3
Free Cash Flow	5,592	5,911

* Includes short-term government bonds and time deposits and cash and cash equivalents of companies classified as held for sale.

** In accordance with the Shareholders’ remuneration policy, the additions (reductions) in investments shall not be considered in the calculation.

As of March 31, 2021, the balance of Cash and cash equivalents was US$ 11,964 million and Adjusted Cash and Cash Equivalents totaled US$ 12,543 million.

The three-month period ended March 31, 2021 had net cash provided by operating activities of US$ 7,244 million, proceeds from disposal of assets (divestments) of US$ 201 million and proceeds from financing of US$ 54 million. Those resources were allocated to debt prepayments and to amortizations of principal and interest due in the period of US$ 4,142 million, repayment of lease liability of US$ 1,467 million and to acquisition of PP&E and intangibles assets of US$ 1,650 million.

The Company repaid several finance debts, in the amount of US$ 4,142 million, notably: (i) prepayment of banking loans in the domestic and international market totaling US$ 100 million; (ii) US$ 1,427 million relating to the repurchase of global bonds previously issued by the Company in the capital market, with net premium paid to bond holders amounting to US$ 183 million; and (iii) total prepayment of US$ 224 million for loans with development agencies.

8

CONSOLIDATED DEBT

Debt (US$ million)	03.31.2021	12.31.2020	Change (%)
Finance debt	50,317	53,888	(6.6)
Capital Markets	28,393	30,137	(5.8)
Banking Market	17,359	18,597	(6.7)
Development banks	1,149	1,516	(24.2)
Export Credit Agencies	3,210	3,424	(6.3)
Others	206	214	(3.7)
Lease liabilities	20,649	21,650	(4.6)
Gross Debt	70,966	75,538	(6.1)
Adjusted Cash and Cash Equivalents	12,542	12,370	1.4
Net Debt	58,424	63,168	(7.5)
Leverage: Net Debt/(Net Debt + Shareholders' Equity)	51%	51%	-
Average interest rate (% p.a.)	6.0	5.9	1.7
Weighted average maturity of outstanding debt (years)	11.84	11.71	1.1

The cash flow generation and continuous liability management allowed a relevant reduction in our indebtedness. Gross debt decreased 6.1% (US$ 4,572 million) to US$ 70,966 million on March 31, 2021 from US$ 75,538 million on December 31, 2020, mainly due to debt prepayments. In April, there was a high volume of repayments and prepayments, in the amount of US$ 3.2 billion, which evidences our commitment to deleveraging.

Net debt reduced 7.5% (US$ 4,744 million), reaching US$ 58,424 million on March 31, 2021, compared to US$ 63,168 million on December 31, 2020.

In addition, liability management helped increase the weighted average maturity of outstanding debt to 11.84 years as of March 31, 2021 from 11.71 years as of December 31, 2020.

9

RECONCILIATION OF LTM ADJUSTED EBITDA, GROSS DEBT/ LTM ADJUSTED EBITDA AND NET DEBT/LTM ADJUSTED EBITDA METRICS

LTM Adjusted EBITDA reflects the sum of the last twelve months of Adjusted EBITDA, which is computed by using the EBITDA (net income before net finance income (expense), income taxes, depreciation, depletion and amortization) adjusted by items not considered part of the Company’s primary business, which include results in equity-accounted investments, impairment, cumulative foreign exchange adjustments reclassified to the statement of income and results from disposal and write-offs of assets and on remeasurement of investment retained with loss of control.

LTM Adjusted EBITDA represents an alternative to the company's operating cash generation. This measure is used to calculate the metrics Gross Debt/LTM Adjusted EBITDA and Net Debt/LTM Adjusted EBITDA, to support management’s assessment of liquidity and leverage.

Adjusted EBITDA

US$ million	Jan-Mar/2021	Jan-Mar/2020	Change (%)
Net income (loss)	200	(9,976)	−
Net finance expense	5,639	4,551	23.9
Income taxes	319	(3,300)	−
Depreciation, depletion and amortization	2,856	3,543	(19.4)
EBITDA	9,014	(5,182)	−
Results in equity-accounted investments	(183)	298	−
Impairment	90	13,371	(99.3)
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	34	−	−
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(49)	94	−
Adjusted EBITDA	8,906	8,581	3.8
Adjusted EBITDA Margin (%)	57	50	7.0

10

LTM Adjusted EBITDA

	US$ million
	Last twelve months (LTM) at
	03.31.2021	12.31.2020	2Q-2020	3Q-2020	4Q-2020	1Q-2021
Net income (loss)	11,124	948	(436)	(257)	11,617	200
Net finance (expense) income	10,718	9,630	2,257	4,186	(1,364)	5,639
Income taxes	2,445	(1,174)	(31)	(568)	2,725	319
Depreciation, depletion and amortization	10,758	11,445	2,793	2,873	2,236	2,856
EBITDA	35,045	20,849	4,583	6,234	15,214	9,014
Results in equity-accounted investments	178	659	211	168	(18)	(183)
Impairment	(5,942)	7,339	−	(13)	(6,019)	90
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	77	43	−	43	−	34
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(642)	(499)	(9)	(218)	(366)	(49)
Adjusted EBITDA	28,716	28,391	4,785	6,214	8,811	8,906
Income taxes	(2,445)	1,174	31	568	(2,725)	(319)
Allowance (reversals) for impairment of trade and others receivables	32	144	35	(8)	20	(15)
Trade and other receivables, net	(1,100)	1	(1,477)	435	70	(128)
Inventories	(1,695)	724	660	(364)	(18)	(1,973)
Trade payables	1,662	216	538	463	45	616
Deferred income taxes, net	1,927	(1,743)	(144)	(572)	2,443	200
Taxes payable	4,698	2,914	991	1,493	1,237	977
Others	(3,438)	(2,931)	38	355	(2,811)	(1,020)
Net cash provided by operating activities -OCF	28,357	28,890	5,457	8,584	7,072	7,244

11

Gross Debt/LTM Adjusted EBITDA and Net Debt/LTM Adjusted EBITDA Metrics

The Gross Debt/LTM Adjusted EBITDA ratio and Net debt/LTM Adjusted EBITDA ratio are important metrics that support our management in assessing the liquidity and leverage of Petrobras Group. These ratios are important measures for management to assess the Company’s ability to pay off its debt, mainly because Gross Debt became a top metric of the Company in April 2020.

The following table presents the reconciliation for those metrics to the most directly comparable GAAP measure in accordance with IFRS, which is in this case the Gross Debt Net of Cash and Cash Equivalents/Net Cash provided by operating activities ratio:

	US$ million

	03.31.2021	12.31.2020
Cash and cash equivalents	11,963	11,711
Government securities and time deposits (maturity of more than three months)	579	659
Adjusted Cash and Cash equivalents	12,542	12,370
Finance debt	50,317	53,888
Lease liability	20,649	21,650
Current and non-current debt - Gross Debt	70,966	75,538
Net debt	58,424	63,168
Net cash provided by operating activities - LTM OCF	28,357	28,890
Income taxes	2,445	(1,174)
Allowance (reversals) for impairment of trade and other receivables	(32)	(144)
Trade and other receivables, net	1,100	(1)
Inventories	1,695	(724)
Trade payables	(1,662)	(216)
Deferred income taxes, net	(1,927)	1,743
Taxes payable	(4,698)	(2,914)
Others	3,438	2,931
LTM Adjusted EBITDA	28,716	28,391
Gross debt net of cash and cash equivalents/LTM OCF ratio	2.08	2.21
Gross debt/LTM Adjusted EBITDA ratio	2.47	2.66
Net debt/LTM Adjusted EBITDA ratio	2.03	2.22

12

RESULTS BY OPERATING BUSINESS SEGMENTS

Exploration and Production (E&P)

Financial information

US$ million	Jan-Mar/2021	Jan-Mar/2020	Change (%)
Sales revenues	11,666	10,877	7.3
Gross profit	6,432	4,970	29.4
Income (Expenses)	(521)	(13,528)	(96.1)
Operating income (loss)	5,911	(8,558)	−
Net income (loss) attributable to the shareholders of Petrobras	3,925	(5,804)	−
Average Brent crude (US$/bbl)	60.90	50.26	21.2
Sales price – Brazil
Average Crude oil (US$/bbl)	57.32	49.96	14.7
Production taxes – Brazil	2,359	1,881	25.4
Royalties	1,190	972	22.4
Special Participation	1,160	898	29.2
Retention of areas	9	11	(18.1)

[1]

In the period Jan-Mar/2021, the gross profit of E&P segment was US$ 6,432 million, an increase of 29.4% in relation to the period Jan-Mar/2020, due to higher sales revenues, which reflect higher Brent prices.

The operating income of US$ 5,911 million in the period Jan-Mar/2021 was mainly due the rise in Brent prices and the lower expenses, which reflects lower impairment losses, compared to the period Jan-Mar/2020.

In the period Jan-Mar/2021, the increase in production taxes was caused by the rise in Brent prices, in relation to the Jan-Mar/2020 period.

Operational information

Production in thousand barrels of oil equivalent per day (mboed)	Jan-Mar/2021	Jan-Mar/2020	Change (%)
Crude oil, NGL and natural gas – Brazil	2,720	2,856	(4.8)
Crude oil and NGL (mbpd)	2,196	2,320	(5.3)
Natural gas (mboed)	524	536	(2.2)
Crude oil, NGL and natural gas – Abroad	45	53	(15.1)
Total (mboed)	2,765	2,909	(5.0)

Production of crude oil, NGL and natural gas was 2,765 mboed in the period Jan-Mar/2021, representing a 5% reduction compared to Jan-Mar/2020, due to platform hibernation in shallow water, divestments of fields concluded over 2020 and early 2021, in addition to the natural decline in production.

13

Refining, Transportation and Marketing

Financial information

US$ million	Jan-Mar/2021	Jan-Mar/2020	Change (%)
Sales revenues	13,973	15,480	(9.7)
Gross profit	2,136	83	2473.5
Income (Expenses)	(399)	(914)	(56.3)
Operating income (loss)	1,737	(831)	−
Net income attributable to the shareholders of Petrobras	1,255	(702)	−
Average refining cost (US$ / barrel) – Brazil	1.61	2.26	(28.8)
Average domestic basic oil products price (US$/bbl)	63.82	65.06	(1.9)

For the period Jan-Mar/2021, Refining, Transportation and Marketing gross profit was US$ 2,053 million higher than in the period Jan-Mar/2020, mainly due to the positive effect of inventory realization formed at lower prices in Jan-Mar/2021 when compared to Jan-Mar/2020, due to the appreciation of Brent prices in this period.

The operating income for the period Jan-Mar/2021 reflects higher gross profit and lower selling expenses, due to reduced international freight prices, lower impairment losses and reversal of taxes expense provisions after adhering to amnesty programs.

The refining cost in the period Jan-Mar/2021 was US$ 1.61/bbl, 28.8% lower than in the period Jan-Mar/2020, primarily due to the exchange rate variation in the period (average exchange rate of R$/US$ 5.48 in the period Jan-Mar/2021 and R$/US$ 4.47 in the period Jan-Mar/2020).

Operational information

Thousand barrels per day (mbbl/d)	Jan-Mar/2021	Jan-Mar/2020	Change (%)
Total production volume	1,821	1,836	(0.8)
Domestic sales volume	1,667	1,630	2.3
Reference feedstock	2,176	2,176	-
Refining plants utilization factor (%)	82	80	2.0
Processed feedstock (excluding NGL)	1,739	1,715	1.4
Processed feedstock	1,782	1,763	1.1
Domestic crude oil as % of total	92	91	1.0

Domestic sales in the period Jan-Mar/2021 were 1,667 mbbl/d, an increase of 2.3% compared to Jan-Mar/2020, highlighting the increase of 20% in diesel sales between periods, with the increase of our market share with higher competitiveness in relation to sales by third parties and growth in S-10 diesel sales. Gasoline sales increased 3.8% between periods due to the same factor.

Jet fuel and naphtha had lower sales volume in Jan-Mar/2021 compared to Jan-Mar/2020. The lower sales of jet fuel were due to the impacts of the movement restrictions imposed by COVID-19 in Jan-Mar/2021. The reduction in naphtha sales reflects the new contracts in force with Braskem, with smaller committed amounts compared to the previous contract.

Total production of oil products for the period Jan-Mar/2021 was 1,821 mbbl/d, in line with Jan-Mar/2020.

Processed feedstock for the period Jan-Mar/2021 was 1,782 mbbl/d, with a utilization factor of 82%, 2% above Jan-Mar/2020.

14

Gas and Power

Financial information

US$ million	Jan-Mar/2021	Jan-Mar/2020	Change (%)
Sales revenues	2,208	2,370	(6.8)
Gross profit	876	1,025	(14.5)
Income (expenses)	(746)	(673)	10.8
Operating income (loss)	130	352	(63.1)
Net income attributable to the shareholders of Petrobras	104	214	(51.4)
Average natural gas sales price – Brazil (US$/bbl)	34.04	41.44	(17.9)

For the period Jan-Mar/2021, the gross profit of the Gas and Power segment was US$ 876 million, a decrease of 14.5% when compared to the period Jan-Mar/2020, mainly due to the increase in the regasified LNG costs, given the increase in consumption due to the harsh winter in the northern hemisphere and restrictions on supply.

For the period Jan-Mar/2021, the operating income was US$ 130 million, lower than for the period Jan-Mar/2020, mainly due to lower gross profit, higher tax expenses and provision for legal proceedings.

Operational information

	Jan-Mar/2021	Jan-Mar/2020	Change (%)
Regulated contracting market sales (Availability) – average MW	2,465	2,404	2.5
Free contracting market electricity sales and sales for domestic consumption - average MW	1,123	758	48.2
Electricity generation - average MW	2,864	1,679	70.6
Difference settlement prices – US$/MWh	32	42	(23.8)
National gas delivered - million m³/day	43	47	(8.5)
Regasification of liquefied natural gas - million m³/day	19	7	171.4
Natural gas imports - million m³/day	20	20	-
Natural gas sales - million m³/day	81	72	12.5

For the period Jan-Mar/2021, the ACR sales increased by 2.5% when compared to the period Jan-Mar/2020, mainly due to the entry into force of a new contract for Ibirité Thermoelectric Power Plant (UTE Ibirité) in January 2021, whose sale took place in the 2019 A-2 auction. The ACL sales increased by 48%, due to a new contract.

The volume of electricity generation varied positively by 71% due the decrease in the levels of hydroelectric plants reservoirs.

Higher volume of natural gas sold due to thermoelectric segment, as mentioned above. In addition, a decrease in gas production resulted in higher need for supply through LNG regasification.

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GLOSSARY

ACL - Ambiente de Contratação Livre (Free contracting market) in the electricity system.

ACR - Ambiente de Contratação Regulada (Regulated contracting market) in the electricity system.

Adjusted Cash and Cash equivalents - Sum of cash and cash equivalents, government bonds and time deposits from highly rated financial institutions abroad with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Adjusted EBITDA – Net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; results in equity-accounted investments; impairment, cumulative translation adjustment and gains/losses on disposal/write-offs of assets. Adjusted EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies. However, management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Adjusted EBITDA Margin – Adjusted EBITDA divided by Sales revenues.

ANP - Brazilian National Petroleum, Natural Gas and Biofuels Agency.

Capital Expenditures – Capital expenditures based on the cost assumptions and financial methodology adopted in our Business and Management Plan, which include acquisition of PP&E, including expenses with leasing, intangibles assets, investment in investees and other items that do not necessarily qualify as cash flows used in investing activities, primarily geological and geophysical expenses, research and development expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress.

CTA – Cumulative translation adjustment – The cumulative amount of exchange variation arising on translation of foreign operations that is recognized in Shareholders’ Equity and will be transferred to profit or loss on the disposal of the investment.

EBITDA - net income before net finance income (expense), income taxes, depreciation, depletion and amortization. EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies. However, management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Effect of average cost in the Cost of Sales – In view of the average inventory term of 60 days, the crude oil and oil products international prices movement, as well as foreign exchange effect over imports, production taxes and other factors that impact costs, do not entirely influence the cost of sales in the current period, having their total effects only in the following period.

Free Cash Flow - Net cash provided by operating activities less acquisition of PP&E, intangibles assets (except for signature bonus, including the bidding for oil surplus of the Transfer of Rights Agreement, paid for obtaining concessions for exploration of crude oil and natural gas) and investments in investees. Free cash flow is not defined under the IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS. It may not be comparable to free cash flow of other companies. However, management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Gross Debt – Sum of current and non-current finance debt and lease liability, this measure is not defined under the IFRS. However, the global adverse scenario encouraged the Company to revise its top metric relating to indebtedness, contained in the Strategic Plan 2020-2024, replacing the Net debt / Adjusted EBITDA ratio with the Gross debt.

The target approved for the Gross debt for 2020 is US$ 87 billion, the same level as 2019.

Leverage – Ratio between the Net Debt and the sum of Net Debt and Shareholders’ Equity. Leverage is not a measure defined in the IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity.

Lifting Cost - Crude oil and natural gas lifting cost indicator, which considers expenditures occurred in the period.

LTM Adjusted EBITDA – Adjusted EBITDA for the last twelve months.

OCF - Net Cash provided by (used in) operating activities (operating cash flow)

Operating income (loss) - Net income (loss) before finance income (expense), results in equity-accounted investments and income taxes.

Net Debt – Gross Debt less Adjusted Cash and Cash Equivalents. Net debt is not a measure defined in the IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS. Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Results by Business Segment – The information by the company's business segment is prepared based on available financial information that is directly attributable to the segment or that can be allocated on a reasonable basis, being presented by business activities used by the Executive Board to make resource allocation decisions and performance evaluation.

When calculating segmented results, transactions with third parties, including jointly controlled and associated companies, and transfers between business segments are considered. Transactions between business segments are valued at internal transfer prices calculated based on methodologies that take into account market parameters, and these transactions are eliminated, outside the business segments, for the purpose of reconciling the segmented information with the consolidated financial statements of the company.

PLD (differences settlement price) - Electricity price in the spot market. Weekly weighed prices per output level (light, medium and heavy), number of hours and related market capacity.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 1, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer